UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             GREENBRIAR CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648-40-7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Floyd B. Rhoades, 17 Victoria Lane
                 Coto de Caza, California 92679 (949) 380-3502
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 2001
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

- --------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 393648-40-7                                         Page 2 of 4 Pages
           -----------                                             ---  ---

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         Floyd B. Rhoades (SS# ###-##-####)
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                   31,398
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                   31,398
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                   0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         41,398                                                             [-]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Introduction

         This Statement on Schedule 13D (the "Statement") constitutes an amended filing of Floyd B. Rhoades (the "Reporting Person") reporting the beneficial ownership of 41,398 shares of Common Stock, $.01 par value per share (the "Common Stock") of Greenbriar Corporation, a Nevada corporation (the "Issuer"), consisting of 31,399 shares owned of record and options to purchase 10,000 shares for $350.00 per share. The original number of shares reported was reduced by 6,250 upon the foreclosure of a note payable to the Issuer in the principal amount of $180,000.

         All share numbers have been adjusted for a one-for-25 reverse split in December 2001 and a 25% stock dividend on January 25, 2002.

Item 1.           Security and Issuer.

         This statement relates to common stock, as described above. The principal executive offices are located at 14185 Dallas Parkway, Suite 650, Dallas, Texas 75240.

Item 2.           Identity and Background.

         (a), (b) and (c) The name, business address and present principal employment of the Reporting Person are listed below.

Name:                      Floyd B. Rhoades
Business Address:          17 Victoria Lane
                           Coto de Caza, California 92679
Present Principal
Employment:                Investments

         (d) and (e) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.           Source and Amounts of Funds or Other Consideration.

         None.

Item 4.           Purpose of Transaction.

         Registrant ceased to be affiliated with the Issuer in October, 1998, but continues to hold a major stock position in the Issuer. Registrant was indebted to Issuer in the amount of $180,000, resulting from Registrant's purchase of a company from the Issuer. The note representing said debt was in default, and on December 19, 2001, Issuer foreclosed such note by taking in lieu of the debt 6,250 shares of Issuer's stock securing said note. Registrant consented to such foreclosure.

         Other than the foregoing, there is no change in the other items reported in Item 4 by Registrant.

Item 5.           Interest in Securities of the Issuer.

         (a) The Registrant beneficially owns an aggregate of 41,399 shares of Common Stock consisting of 31,399 shares owned of record, representing approximately 8.7% of the outstanding shares of the Issuer's Common Stock, and options for 10,000 shares exercisable at $350.00 per share. In addition, Mr. Rhoades spouse owns 47 shares of Common Stock, as to which he disclaims beneficial ownership.

         (b) The Reporting Person has the sole power to vote or to direct the vote of 31,399 shares of Common Stock and the sole power to dispose or to direct the disposition of 31,399 shares of Common Stock.

         (c) There have been no transactions in the Common Stock that were effected in the past sixty days or since the most recent filing on Schedule 13D ((S) 240.13d-191), whichever is less, by the Reporting Person.

         (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.           Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 24, 2002                               /s/ Floyd B. Rhoades
                                                     ---------------------------
                                                     Floyd B. Rhoades

         Attention: Intentional  misstatements  or omissions of fact  constitute
                    Federal criminal violations (See 18 U.S.C. 1001).





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